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                                                                     EXHIBIT 3.1


                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                              BULL RUN CORPORATION


         Pursuant to Section 14-2-1006 of the Georgia Business Corporation Code, the Articles of Amendment amending the Articles of Incorporation of Bull Run Corporation, filed with the Secretary of State of the State of Georgia to be effective on May 13, 2003 are as follows:

                                       I.

         The name of the corporation is Bull Run Corporation (hereinafter called the "Corporation").

                                      II.

         The Articles of Incorporation of the Corporation are hereby amended by deleting in its entirety the first paragraph of Article Two thereof and substituting in lieu of said paragraph the following new paragraph:

                                Authorized Shares
                                -----------------

                  The total number of shares of all classes which the Corporation has authority to issue is Thirty million (30,000,000) shares of capital stock, of which Twenty-Five million (25,000,000) shares shall be common stock with a par value of $0.01 (the "Common Stock") and Five million (5,000,000) shares shall be preferred with a par value of $0.01 (the "Preferred Stock"). Effective at the time of filing these Articles of Amendment to the Articles of Incorporation with the Secretary of State of the State of Georgia, each Ten (10) shares of the Corporation's Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of Common Stock of the Corporation (the "Reverse Split"). No fractional shares shall be issued, and, in lieu thereof, the Corporation shall arrange for disposition of fractional shares for account of the shareholders by payment in cash the fair value of fractions of a share. From and after the filing of these Articles of Amendment, the amount of capital represented by the shares of Common Stock which remain issued and outstanding after the Reverse Split shall be the same as the amount of capital represented by the shares of Common Stock issued and outstanding immediately prior to the Reverse Split, until thereafter reduced or increased in accordance with applicable law.

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                                      III.

         These Amendments were duly adopted by the Board of Directors and were approved by the Shareholders on February 13, 2003, in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

         IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed by its duly authorized officer on this the 12th day of May, 2003.

                                                   BULL RUN CORPORATION

                                                   /s/ ROBERT S. PRATHER, JR.
                                                   -----------------------------
                                                   Name: Robert S. Prather, Jr.
                                                   Title: President










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